PUBLIC

12012042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

SEC FILE NUMBER
8-67644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN POINTS CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 THIRD AVE 2ND FL
(No. and Street)

NEW YORK NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN MILLER 917-620 6006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER JOHN
(Name – *if individual, state last, first, middle name*)

129 FORTH PLACE BROOKLYN NY 11231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/12/12

OATH OR AFFIRMATION

I, GARY ROTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN POINTS CAPITAL LLC, as of FEB 27, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]
Signature

PARTNER
Title

[Signature]
Notary Public

REBECCA CHIN
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01CH6235607
My Commission Expires 04-14-2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN POINTS CAPITAL LLC
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NY 11231
TEL 347-335-0601

INDEPENDENT AUDITOR'S REPORT

To the Members of Seven Points Capital, LLC:

We have audited the accompanying statement of financial condition of Seven Points Capital, LLC (the "Company") as of December 31, 2011, and the related statement of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and Regulation 1.16 under the Commodity Exchange Act of 1936. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seven Points Capital, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934, and the regulations under the Commodity Exchange Act of 1936. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Brooklyn, NY
February 27, 2012

John S. Miller
CERTIFIED PUBLIC ACCOUNTANT

SEVEN POINTS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2011

Assets		
Cash	$	809,489
Deposits with Clearing Brokers		150,111
Receivables from Clearing Brokers		345,356
Securities owned , at market		91,937
Secured Demand Note		800,000
Other Receivables		76,194
Prepaid Expenses		14,300
Other Deposits		66,946
Total Assets	$	2,354,333
Liabilities and Members' Equity		
Liabilities		
Accounts Payable	$	236,794
Accrued Liabilities		151,715
Commissions and Salaries Payable		165,726
Payable to Clearing Broker		95,416
Loans Payable		100,000
Total Liabilities	$	749,651
Subordinated Liabilities and Members' Equity		
Liabilities subordinated to claims of general creditors		800,000
Members' Equity		804,682
Total Subordinated Liabilities and Members' Equity		1,604,682
Total Liabilities and Members' Equity	$	2,354,333

The accompanying notes are an integral part of these financial statements.

SEVEN POINTS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. Organization and Business

Seven Points Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), the Securities Investor Protection Corporation ("SIPC"), and is registered with ten state jurisdictions. The Company is also an Introducing broker ("IB") registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company's principal business activities include executing securities and commodity futures transactions on behalf of customers as an introducing broker, and principal trading municipal and equity securities for its proprietary account. The Company has entered into clearing agreements with other broker/dealer s (the "Clearing Brokers") which provides for all securities transactions to be cleared through the Clearing Brokers on a fully disclosed basis.

The Company was organized as a limited liability company under the laws of the State of New York on March 2, 2007. The Company, at December 31, 2011, employs 19 registered representatives and operates 3 branch offices including its main office.

2. Summary of Significant Accounting Policies

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Transactions – Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition –Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the

valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. At December 31, 2011, all of the Securities Owned held by the Company are classified as Level 1 securities.

Income Taxes – The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") and California Franchise Tax. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

For the year ended December 31, 2011, management has determined that there are no material uncertain tax positions.

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivables and Payables to Clearing Brokers

The clearing and depository operations for its customer and proprietary securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement. At

December 31, 2011, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission and trading revenues earned as an introducing broker for the transactions of its customers and its proprietary accounts, net of clearing expenses. The amount payable to the Clearing Broker at December 31, 2011 represents financing of the securities owned.

4. Commitments and Contingencies

The Company leased office space located in New York, New York for a one year term ended December 31, 2011 and on a month to month basis in 2012. For this office, rent and utility expense for the year ended December 31, 2011 was $102,511. The Company has signed a 64 month lease, commencing in March 2012, at $11,300 per month at a new location in New York, New York. The Company has posted a security deposit of $45,900, which is included in Other deposits on the Statement of Financial Condition.

In addition, the Company had an obligation under an operating lease with an initial non-cancelable term of three years ending in 2011 in Matawan, New Jersey. The lease has been renewed for one year at $2150 per month. Aggregate annual rental expense for office space at this location was $25,200 in 2011 The Company shares this expense with one of its registered representatives.

5. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. The Company has not experienced any losses as a result of this policy.

At December 31, 2009, approximately 20% of the Company's assets are receivable from one of its Clearing Broker. The Company does not expect to incur any losses regarding this concentration.

6. Soft Dollar Arrangements

The Company has entered into soft dollar agreements with ten clients. Through the Company's soft dollar program, clients are able to use commission dollars to pay for qualified services. At December 31, 2011, Accrued Liabilities included $128,030 under these arrangements. For the year ended December 31, 2011 expenses paid by the Company under these arrangements were $536,041.

7. Subordinated Borrowings

The borrowing under subordination agreements at December 31, 2011, consists of a secured demand note collateral agreement with a principal of $800,000 that matures on April 6, 2013. The note is collateralized by securities whose collateral value, as defined, was $869,207 at December 31, 2011. Interest payable on the note is equal to the interest earned on the securities collateralizing the note.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the

Company's continued compliance with minimum net capital requirements, they may not be prepaid or repaid upon maturity.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA, which , in the case of the Company, are those prescribed by Rule 15c3-1. At December 31, 2011, the Company had net capital, as defined, of $1,441,923 which was $1,341,923 in excess of its required net capital of $100,000. The Company's net capital ratio was .52 to 1.

9. Off-Balance Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' and proprietary accounts' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with its clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the Company's customer and proprietary accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various customer and proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or contra- broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Subsequent Events

Events have been evaluated through February 27, 2012 the date that these financial statements were available to be issued.